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                              October 28, 2020

       Scott A. Cox
       Chief Executive Officer
       Verde Bio Holdings, Inc.
       5 Cowboys Way, Suite 300
       Frisco, TX 75034

                                                        Re: Verde Bio Holdings,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 15,
2020
                                                            File No. 333-248196

       Dear Mr. Cox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Cover Page, page 3

   1. We note on page 18 you disclose your selling shareholders will sell their shares at $0.08 per share, but you
indicate on pages 6-7 that they may sell their shares at prevailing market prices. Please
be aware that your selling shareholders are unable sell their shares on an at-the-market
basis until your common stock is quoted on an existing trading market such as the OTC Market
Group, Inc.'s OTCQX or OTCQB. Since your common stock is
                                                        currently only quoted
by the OTC Pink, your selling shareholders must sell their shares under this offering at
a fixed price until your common stock is listed on an exchange or quoted on markets such
as the OTCQX or OTCQB. Please revise your disclosure
                                                        accordingly, including
specifying the fixed price your selling shareholders will offer their shares on your cover
page and summary.
 Scott A. Cox
Verde Bio Holdings, Inc.
October 28, 2020
Page 2
Consolidated Financial Statements, page F-1

2. Please update your financial statements to provide interim reports for the period ended
      July 31, 2020. Further, please provide an updated auditor's consent.
        You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office
Chief, at (202) 551-3815 if you have any questions.



                                                           Sincerely,
FirstName LastNameScott A. Cox
                                                           Division of
Corporation Finance
Comapany NameVerde Bio Holdings, Inc.
                                                           Office of Technology
October 28, 2020 Page 2
cc:       J. Martin Tate, Esq.
FirstName LastName